RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
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                                  May 19, 2005

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C., 20549
Attn.:   Daniel F. Duchovny, Esq.
         Russel Mancuso, Esq.

         Re:      Composite Technology Corporation
                  Amended Registration Statement on Form S-3
                  File No. 333-122280
                  Filed on April 12, 2005

Messrs. Duchovny and Mancuso:

         On behalf of Composite Technology Corporation (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the above-referenced registration statement (the "Registration Statement"), together with exhibits thereto. Amendment No. 2 to the Registration Statement contains revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated May 5, 2005. Set forth below are the Company's responses to the Staff's comments. We have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Two marked copies of Amendment No. 2 to the Registration Statement and two marked copies of draft amendments to the Company's Form 10-KSB for the fiscal year ended September 30, 2004 and Form 10-Q for the quarter ended December 31, 2004 are being provided supplementally with a copy of this letter for the convenience of the Staff.

Form S-3

Risk Factors

1. Tell us why you deleted the risk mentioned in previous comment 17. Also tell us why you deleted the risk regarding price competition.

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Securities and Exchange Commission
May 19, 2005
Page 2

         To date, we have not received any correspondence alleging infringement from parties that believe we may be using their technology. Nonetheless, in response to the Staff's comment, we have added a risk factor regarding potential future infringement of proprietary rights of others. With respect to the risk factor regarding price competition, we deleted this risk factor because it was covered, in part, by the competition risk under the heading "We experience competition from other companies in the electrical utility industry,..." In addition, as noted in the fifth paragraph of the Prospectus Summary on page 1, we believe that the main obstacles to commercialization of our relatively new technology include the conservative nature of the electrical utility industry which has remained virtually unchanged for over one hundred years and the lengthy ordering cycles for new cables.

Our future revenue is unpredictable - Page 8

2. We reissue comment 9 in part. Cite with greater specificity the current customer contracts mentioned in this risk factor. Also, please tell us why you deleted disclosure in response to the third bullet point of previous comment 9.

         In response to the Staff's comment, we have added the third bullet point of previous comment 9 to the prospectus and have added additional disclosure to specify the current customer contracts. With respect to current vendor agreements, we have deleted this referenced language from page 9 to avoid duplicative disclosure. We have referenced our current vendor agreement, specifically our agreement with General Cable, under the risk factor entitled "A failure to establish and maintain relationships with strategic partners..." on page 5 of the prospectus.

We are controlled by a small number - Page 5

3. Please disclose the substance of the second sentence of your response to comment 11.

         We have added disclosure as requested to this risk factor on page 5.

We issued duly authorized shares to employees - Page 7

4. Clarify your response to comment 14. It is unclear why you address Rule 144 in your analysis. If shareholders cannot resell their securities for an amount that exceeds their purchase price due to market conditions or otherwise, wouldn't they potentially have a right to put the shares to you due to the potential violation you cite? Isn't the potential size of your obligation material?

         While we agree that if shareholders cannot resell their securities for an amount that exceeds their purchase price due to market conditions or otherwise, they would potentially have a right to put the shares to the Company but only if they would be able to trace those shares back to the original 1,504,780 shares that were inadvertently issued by the Company. Since the average trading volume of the Company's stock is currently over 500,000 shares a day, it would be exceedingly difficult to trace shares purchased in the open market to those original

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Securities and Exchange Commission
May 19, 2005
Page 3

         1,504,780 shares. We supplementally note that this issue was extensively commented on by the Commission with respect to the Registration Statement on Form SB-2 originally filed by the Company on February 13, 2004 which became effective on July 9, 2004. We had discussed the difficulty of quantifying the risk of recission with the examiner at the time and the result of our discussions with that examiner is the same risk factor that now appears in the Company's current Form S-3. Thus, we again respectfully submit that due to the difficulty of tracing the shares back to the original 1,504,780 issuance, the remoteness of this risk and the difficulty of accurately quantifying the risk, the current version of the risk factor adequately discloses of the risk of recission with respect to the inadvertent issuance of the 1,504,780 shares of the Company's stock.

Selling Security Holders - Page 12

5. We reissue comment 20. Describe the material terms of the relationships mentioned at the end of the second paragraph. For example, disclose the term of any agreement, and the compensation to be paid and already paid.

         We have added disclosure regarding the material terms of the referenced relationships, including the term of the agreement, compensation already paid and compensation to be paid.

6. We note your response to comment 21 and we reissue it in part. With respect to consideration the selling shareholder's paid in the past three years, describe the transaction and disclose the consideration in the registration statement.

         We have added disclosure describing the transaction and consideration to the footnotes of the selling security holders table.

7. Please reconcile the information from Exhibit A supplementally submitted with your prior amendment to the number of shares beneficially owned and registered for resale by the selling security holders.

         We have revised Exhibit A as requested.

Where You can Find More Information - Page 15

8. The financial statements should be updated if required by Item 310 of Regulation S-B.

         We have revised our documents incorporated by reference to update the financial statements and current reports.

Exhibits - Page II-2

9.       Please revise the filing to include an updated accountants' consent.

         Noted. We intend to include an updated accountants' consent.

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Securities and Exchange Commission
May 19, 2005
Page 4

Form 10-KSB for the year ended September 30, 2004

Description of Business

Corporate History - Page 4

10.      Please expand your response to comment 29 to tell us:

         - whether you distributed information statements for the transactions, even though you did not file them; and

         - how you have insured that you will comply with your future filing obligations under Section 14 of the Exchange Act.

         In response to the Staff's comment, we did not distribute information statements for the referenced transactions in our prior response to comment 29. With respect to future filing obligations under Section 14 of the Exchange Act, we have enhanced our process of preparing for, documenting, and testing our internal control structure including our controls for external reporting and disclosure. To this extent, we recently hired Domonic Carney as our VP of Finance to assist Mr. Benton H Wilcoxon, the acting CFO. Mr. Carney is a CPA with 15 years of extensive public company financial and business systems experience, is a CPA, and has over three years of Sarbanes-Oxley 302 and 404 testing and compliance experience.

         In March 2005, the Company established an executive disclosure committee consisting of the CEO, the VP of Finance, and the acting COO which meets at least monthly to discuss business issues and to identify potential disclosures for our routine filings as well as any other events that may require the filing of a Form 8K. The Company currently uses financial and SEC disclosure checklists to ensure full and complete disclosure.

         The Company requires all persons with inside information, defined by the Company as all Directors, Officers, employees, and consultants, to provide details of all transactions related to Company stock sold, owned, or purchased so that we may file the appropriate securities forms. The Company also routinely communicates its insider trading policy to our employees.

Intellectual Property - Page 11

11. We reissue comment 35 in part. Please clarify how you have rights to the inventions of Dr. Bryant.

         We respectfully advise the Staff that our rights to Dr. Bryant's inventions are based on the assignment provision, or Section 5(d) of the consulting agreement with Dr. Byrant, a copy of which was provided to the Staff in connection with our letter dated April 12, 2005.

Marketability - Page 12

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Securities and Exchange Commission
May 19, 2005
Page 5

12. Please tell us whether the entities named in this section and in the section entitled "Summary of Events" have consented to your use of their data and whether any of the reports were prepared specifically for your use. If any of the reports mentioned in your filing are not public of were prepared specifically for your use, as it appears to be the case for the Kinectrics report, please file a consent as an exhibit to your registration statement as required by Rule 436 of the Securities Act.

         We have reviewed Rule 436 of the Securities Act and respectfully submit that it does not apply with respect to the use of data from reports cited in the section entitled "Summary of Events" because these entities did not issue reports or opinions as "experts." We supplementally note that the need for consent is derived from civil liabilities on experts imposed by Section 11 of the Securities Act of 1933, as amended (the "Securities Act"). We also supplementally note that the Securities Act does not define the term "expert" but sets forth a list of professions subject to Section 11 of the Securities Act such as attorney, engineer, appraiser or any person whose profession gives authority to statements made by him. We believe that none of the entities whose reports the Company cites practice any "profession" that would make them "experts" and that their statements should be afforded such weight. They were mere companies that were asked to perform tests for the Company and the Company is citing the results of such tests. Thus, we do not believe that consents from such entities are required under Rule 436.

Competition - Page 13

13. We reissue comment 38. We note that you did not include a definition of the term "unreserved acceptance."

         We supplementally advise the Staff that "unreserved acceptance" is defined here as meaning the GAP cable design has not been accepted throughout the utility industry as a standard, cost effective replacement for existing cables. This is confirmed by our ongoing discussions with EVE Transmission to develop a replacement composite core conductor design for acceptance in the U.K. grid. Our cable could replace the GAP design which EVE also developed for the U.K. and have been unable to get market acceptance beyond a demonstration site.

14. It appears that no revisions were made in response to comment 39. We reissue the comment.

         In response to the Staff's comment, we have deleted references to ACCC's superiority in comparison to competitors' products.

Equity Compensation Table - Page 31

15. Please expand your disclosure in response to comment 41 to provide the information required by Regulation S-B Item 201 (d)(3).

         We have changed the number of "not approved by shareholders" to 2,145,500 (the difference were issued in 2005) and have added the following language:
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Securities and Exchange Commission
May 19, 2005
Page 6

         (1) Securities represent common shares issuable upon the exercise of the Company's 2002 Non-Qualified Stock Compensation Plan. At the shareholders meeting...

         (2) Securities represent common shares issuable upon the exercise of Series' R, S, T, and U warrant series issued for services rendered prior to September 30, 2004. See Note 8 - Shareholders Equity, Warrants for additional disclosure.

Sale of Unregistered Securities - Page 32

16. We note your response to comment 42. White we may not necessarily agree with your analysis with respect to the November 2003 offer, please confirm that you will contact our Office of Mergers and Acquisitions before you conduct any similar transactions in the future. With respect to the December 2003 offering and related June 2004 reduction in warrant exercise price, please tell us the number of days during which your offer was outstanding and whether you would have accepted the exercise of less than all of the warrants.

         The Company confirms that it will contact the Office of Mergers and Acquisitions before it conducts any similar transactions in the future. With respect to the December 2003 offering and related June, 2004 price reduction in warrant exercise price, the offer was outstanding for 1 business day. The Company required for each individual investor, but not all investors as a whole, that all outstanding warrants issued to each investor were required to be exercised at the reduced exercise price as a condition of the offer.

17. We reissue comment 43. For example, we note your reference to the November 2001 issuance of common stock for "legal services" does not mention the amount of services you received.

         We have updated our disclosures throughout the document to provide more clarity as to the types and dollar value of services received for the equity compensation issued at page F-11.

18. We note your response to comment 44. Please tell us why you deleted the disclosure referenced in our comment. Did the transaction deleted not occur?

         The 100,000 warrants in question were not issued for the period of inception to September 30, 2004.

19. We reissue the last sentence of comment 45. It does not appear you responded to that part of our comment.

         We have updated our disclosures throughout the document to provide more clarity as to the types and dollar value of services received for the equity compensation issued. See page F-11.

20.      It is unclear how you addressed the concern raised in previous comment
         46.
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Securities and Exchange Commission
May 19, 2005
Page 7

         The warrants in question (the "Red Guard" warrants) were warrants to purchase shares of Transmission Technology Corporation (TTC) stock. TTC was the original, privately traded company that had the "Red Guard" warrants outstanding prior to the reverse merger with El Dorado Financial and prior to the merged company being renamed Composite Technology Corporation. The timeline of the original "Red Guard" TTC warrants was as follows: On July 12, 2001, prior to the reverse merger on November 3, 2001, the TTC "Red Guard" warrants were issued as an inducement to modify the conversion price of the TTC Series A Preferred. Correctly or incorrectly, TTC did not record any compensation expense due to the lack of a public market for TTC stock at the date of issuance. Regardless, any expense related to the initial issuance of the warrants would have been captured in the pre-merger private company and would have been, in effect, rendered inconsequential by the reverse merger recapitalization accounting. Subsequent to November 3, 2001, as a condition of the merger, the "Red Guard" warrants were converted to warrants to purchase common shares of Composite Technology Corporation.

21. Expand the table provided in response to comment 47 to include all unregistered sales of equity securities, including option and warrant exercises. Also expand the table to indicate in which filing each sate was disclosed.

         We have revised the table provided in response to comment 47, which is enclosed herewith as Exhibit B.

Managements' Discussion and Analysis of Plan of Operation - Page 39

Results of Operations - Page 39

22. Refer to previous comment 49. Please revise the discussion of the $2.65 million contract to clarify that revenue will be recorded upon completion of the contract in accordance with the completed contract method of revenue recognition.

         The following sentence has been added: "The deferred balance represents cash received to date." : Upon completion of the contract, the $564,750 received through September 30, 2004 in addition to all future anticipated billings on this contract, will be recorded as revenues. See also MD&A page 39.

23. Tell us more details of the $2.5 million service revenues recorded in fiscal 2004, including when the services were completed and if there are any additional obligations related to this agreement. Are any of the amounts refundable? In addition, indicated when the remaining amounts will be collected and if any problems are anticipated with the collection of this receivable.

         We have added the following disclosure at page 39: The services provided to Global American Services were provided over the time period from March, 2004 through August, 2004. There are no additional obligations related to this agreement and there are no amounts refundable on the contract. In March, 2005, the Company agreed to an extended payment plan whereby the customer would pay $500,000 by May 31, 2005 $500,000 by June 30, 2005 and the remaining $1,500,000 by July
         31, 2005. The Company received $100,000 and expects to collect the balances due according to the written payment schedule. See also MD&A page 39.

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Securities and Exchange Commission
May 19, 2005
Page 8

Summary Compensation Table - Page 50

24.      Disclose your response to comment 64.

         In response to the Staff's comment, we have disclosed our response to comment 64.

Option Grants Table - Page 50

25. Reconcile your statement that there were no option grants during the year with the 2004 option grants made to Mr. Robbins as reflected in your Summary Compensation Table.

         No options were granted to Mr. Robbins in Fiscal Year 2004. His options were granted in Fiscal Year 2003.

Consolidated Financial Statements - Page F-1

Report of Independent Registered Public Accounting Firm - Page F-2

26. Refer to previous comment 71. We not that your auditors did not audit the following:

         o The cumulative balance from the period from March 28, 2001 (inception) to September 30, 2004. An auditor's association with the cumulative data is required on an annual basis as long as you are in the development stage.

         o The consolidated statements of operations, shareholders' equity and case flows for the year ended September 30, 2003.

         The auditors have revised their report as requested.

27. The audit report should be revised to identify these periods as audited as required by Item 310(a) of Regulation S-B.

         The auditors have revised their report as requested.

28. If you restated the financial statements these must be labeled "restated." The financial statements must also include the disclosures required by APB 20. Note that the auditor's report must include an explanatory paragraph describing any restatement as required by AU section 508. Supplementally, please tell us in detail what balances were restated and the accounting basis for the changes. Please ensure this comment is applied to all your future Form 10-Q's as well.

         The auditors have revised their report as requested and the financial statements have been marked "restated as applicable."

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Securities and Exchange Commission
May 19, 2005
Page 9

29. We noted that the auditors' report is not dated. Please revise to include the date of your auditors' opinion.

         The auditors have revised their report as requested.

Consolidated Balance Sheet - Page F-3

30. Please revise the heading to say "and Subsidiaries" consistent with the rest of the financial statements.

         We have revised the heading as requested.

Consolidated Statements of Operations - Page F-4

31. Refer to previous comment 72. Please revise your footnotes to disclose the extent of your reliance on sales to one customer as required by paragraph 39 of SFAS 131. If this information has already been included in the amendment as indicated in your response, tell us where it is disclosed.

         We have revised the disclosure in the section entitled Concentrations of Credit Risk in Note 3:

         Major Customer

         Revenues from one customer of Composite Technology Corporation represented all of the company's revenues for the fiscal year ended September 30, 2004.

Consolidated Statements of Shareholders' Equity - Page F-5

32. Refer to previous comment 72. Revise to present each cash equity instrument issuance separately and indicate the date of such issuance. As previously requested, the footnotes should clearly disclose the basis for the values assigned for each issuance involving non-cash consideration and the expense recorded in the financial statements. Refer to paragraph 11 of SFAS 7.

         We have updated our disclosures throughout the document to provide more clarity as to the types and dollar value of services received for the equity compensation issued. See page F-4.

33. Refer to previous comment 76. Please tell us specifically how you modified your prior disclosure for the "cancellation of previously issued shares preferred stock exchange" as the subtitle no longer appears on your shareholders' equity statement or in the footnotes to the financial statements.

         The originally filed 10K SB had a poorly formatted statement of equity that was difficult to read and understand. There were two numerical figures under the original heading "CANCELLATION OF PREVIOUSLY ISSUED SHARES." One entitled CANCELLATION OF PREVIOUSLY ISSUED SHARES totaling (6,120) and one entitled "Preferred stock exchange" totaling 45,393.

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Securities and Exchange Commission
May 19, 2005
Page 10

         The proposed revised filing statement of equity beginning on page F-4 is formatted in a more tabular format that is much more user friendly. The two entries listed above are included in fiscal year 2004 under the headings "Cancellation of shares previously issued" and "Common shares issued in exchange for Preferred B Stock." These titles are also updated for the requested changes in comment question 32 above.

Supplemental Schedule of Non-Cash Financing Activities - Page F-13

34. Please revise the value of the 1,213,254 shares of restricted, unregistered common stock in the appropriate amount. It currently states that value as $1,520,0471,471,308.

         We have changed the number to $1,520,047.

Note 2 - Going Concern - Page F-15

35. Refer to previous comment 78. Revise the filing to provide details of and the justification for managements' assertion that it "is anticipated that the Company will begin generating sales in the Fiscal year ended September 30, 2005."

         Management expects these revenues to come from contracts underway which have been disclosed and are not yet recognized as revenue until the completion of the contracts which are anticipated to finish in late FY-2005, and revenues from cable sales potentials that are presently well down the pipeline leading toward purchase orders for our ACCC product and hardware. On May 12, 2005 we announced a $1.24 million order placed by American Electric Power through our partner General Cable with expected delivery in late June 2005.

Note 3 - Summary of Significant Accounting Policies - Page F-15

Stock-Based Compensation - Page F-16

36. Refer to previous comment 80. Please supplementally clarify your accounting for stock-based compensation and warrants issued to non-employees. Specifically, tell us why you are recognizing the changes in fair value over the vesting period; cite the specific accounting literature you relied upon.

         The Company accounts for equity instruments issued to non-employees under the guidance of SFAS 123 as supplemented by EITF 96-18, as disclosed in the footnotes on page F-16 entitled "Stock-Based Compensation"

         Due to the disparate nature of the services rendered, which are typically related to consulting services, the Company believes that the fair value of the equity instruments delivered is more objectively ascertainable than the value of the services received and as such relies upon guidance under EITF 96-18. For option and warrant grants, the modified Black-Scholes-Merton pricing model is used to determine the fair value.

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Securities and Exchange Commission
May 19, 2005
Page 11

         The Company grants options or warrants in conjunction with other written agreements with the service providers including consulting agreements and other legal contracts evidencing a commitment for performance. In accordance with the consensus on Discussion Issue 1 of EITF 96-18, the Company has determined that the date of grant of the warrant or option is therefore considered to be the measurement date.

         Discussion Issue 2 of EITF 96-18 "does not address the period(s) or the manner in which an enterprise should recognize the fair value of the equity instruments that will be issued, other than to reach a consensus that an...expense...would be recognized...as if the enterprise had paid cash for the goods or services...instead of paying with or using the equity instruments."

         The Company therefore accounts for warrants and options issued to non-employees as follows:

         Warrants or options granted without vesting provisions are recorded as expense on the measurement date, as described above.

         Options granted with vesting provisions are recorded as deferred compensation on the measurement date with compensation expense recorded ratably as the underlying options vest. Note the vesting period of the underlying options approximates the period of the services being provided. In the event of options expiration, the Company does NOT reverse any previously recorded compensation expense. The Company has not issued any warrants with vesting provisions since inception.

37. We see that you are utilizing the Modified Black-Scholes-Merton pricing model to value equity transactions. Please revise the filing to provide specific details of the assumptions utilized in those calculations.

         Assumptions used to calculate the fair value of options and warrants granted are included in the following table:

         ----------------------------- -------------------------- --------------
         Fiscal period ending          Risk free rate             Volatility
         September 30
         ----------------------------- -------------------------- --------------
         2001                          n/a                        n/a
         ----------------------------- -------------------------- --------------
         2002                          4.73%                      207.5
         ----------------------------- -------------------------- --------------
         2003                          3.87%                      103.5
         ----------------------------- -------------------------- --------------
         2004                          4.14%                      80.3
         ----------------------------- -------------------------- --------------

         The filing was updated for this table in Note 1.

         No options or warrants were granted for the fiscal period ending September 30, 2001 that requires the use of an option pricing model.

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Securities and Exchange Commission
May 19, 2005
Page 12

Revenue Recognition - Page F-17

38. Refer to previous comment 79. Supplementally, please address the following:

         o        We see that you sell your product through distributors.
                  Supplementally describe the significant terms of your agreements with distributors, including payment, return, exchanges, and other significant matters. Supplementally explain and support when you recognize revenue to distributors. Revise the filing to clarify. Refer to SAB 104 and SFAS 48 as necessary in your response.

         o Please tell us more about your sales to your cable-wrapping partner. What are the significant terms and conditions of the distributor agreement with your partner? What obligation do you have to repurchase the inventory when the sales are not governed by the distributor agreement? Tell us why it is appropriate in recognize from transactions with your inventory manufacturing partner.

         o We see that for multiple element contracts you do not allocate the arrangement consideration to the elements due to lack of vendor specific objective evidence of fair value (VSOE). However, according to paragraph 16 of EITF 00-21, VSOE is the preferable method of allocation of arrangement consideration for your multiple element contracts. Clarify how you comply with EITF 00-21.

         In response to the Staff's comment, we have revised the revenue recognition accounting policy on page F-17.

         We currently have only one distributor under written contract, General Cable Industries (GCI). We have two agreements with General Cable Industries, Inc. including a Distributor agreement and a purchase agreement. The Distributor agreement governs the purchases of Composite Technology products by General Cable. The purchase agreement governs the purchases of General Cable products by Composite Technology Corporation.

         The distributor agreement is a non-exclusive agreement to distribute the Company's (CTC) composite core products as "wrapped core" products. The wrapped core products involve an additional manufacturing step conducted by GCI whereupon GCI wraps our composite core product with annealed aluminum to produce an aluminum wrapped cable that is then usable as utility power cable. GCI has the right but not the obligation to sell the wrapped core products back to CTC under the purchase agreement, or to a third party end user under the distributor agreement. Core inventory held in possession of GCI, whether wrapped or unwrapped is owned by CTC. For products sold to third parties by GCI, GCI shall provide the Company with a purchase order evidencing the terms of the sell-through arrangement. Based on the details of these purchase orders, the company recognizes revenues upon shipment and acceptance of wrapped core product to the third party end users, typically electric utilities. The value of the core inventory held by GCI is recorded on CTC's books as finished goods inventory - core until sold. Other terms of the distributor agreement include:

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Securities and Exchange Commission
May 19, 2005
Page 13

         i.       Cooperative marketing and promotions efforts

         ii.      Sales coordination efforts

         iii.     Record keeping and inspection rights

         iv. Risk of loss is with the party in possession of the core product

         v.       Net 30 day payment terms upon invoice presentation

         vi.      Twelve month limited warranty by CTC of core products produced

         vii.     Right to exchange or reject by GCI for faulty materials

         viii. Three year initial term with year to year extension thereafter.

         The purchase agreement represents the purchase of wrapped core products from GCI by CTC. The additional purchase cost related to these purchases is capitalized as additional inventory cost and is recorded as finished goods inventory - wrapped core until sold. Revenues are not recorded on any core products remanufactured by GCI as wrapped core until CTC sells the wrapped core to a third party end user or, in the event such an agreement is signed in the future, to a third party reseller without the right of return. Terms and conditions of the purchase agreement are similar to the distributor agreement and include:

         i.       Record keeping and inspection rights

         ii.      Net 30 day payment terms upon invoice presentation

         iii. Twelve month limited warranty by GCI of wrapped core products produced

         iv.      Three year initial term

         Regarding the multiple element contract, VSOE, and EITF 00-21: We respectfully reply that the Company did consider both VSOE and third party evidence in order to allocate a portion of the cash received under contract but determined that, for the contract in question there is neither sufficient VSOE nor third party evidence for the value of the work performed vis a vis the contract delivery provisions. To a large extent, the contract stipulates delivery of products that involve the modification of existing composite technology. As of September 30, 2004, those products were not delivered. Since substantially all of the work performed involves consulting services relating to the undelivered products and which are not considered to have value distinct from the undelivered products, under Issue 9.a of EITF 00-21 the consulting services are not considered to be a separate unit of accounting and therefore the deferral of the revenue is appropriate under issue 10 of EITF 00-21.

Securities and Exchange Commission
May 19, 2005
Page 14

Note 6 - Investement in Other Companies - Page F-19

39. Refer to previous comment 81. Your supplemental response noted that the original disclosure was in error and that the proper value of the transaction was $90,356. We noted that the footnote currently has the transaction valued at $191,450. Please supplementally reconcile these balances for us or revise the discloser.

         In response to the Staff's comment, we have added additional language on page F-20. Our previous response to comment 81 is hereby updated as follows:

         "We supplementally advise the Staff of the Red Guard transaction as follows:

         Red Guard gave up $154,376 in consideration consisting of:

         a) 165 Shares of Preferred A stock - which was convertible at the time of the transaction into 349,360 shares of common stock. The market price of the common stock at the time of conversion was $.19 per share for a value of $66,378.

         b) $21,440 in dividends payable to Red Guard as accrued dividends payable

         c) $62,000 in Notes Payable to Red Guard

         d) $4,558 in Accrued Interest Payable to Red Guard under the terms of the Notes referenced in c) above.

         Red Guard received in exchange, all of the shares of:

         -All of the April 12, 2001 investments, except for the publicly traded IPS stock.

         The carrying value to the company for the investments given up was $154,376, resulting in no gain or loss recorded in the Statement of Operations, reconciled as follows:

         1) Initial Carrying Value of the April 12, 2001 investments - $137,750

         2) Less Carrying value of IPS (recorded in CTC-Oth Assets)   ($  1,000)

         (Included in April 12, 2001 investments)

         3) August ,2001 purchases of 72,665 shares of AMJ             $ 14,500

         ($10,000 cash and $4,500 in CTC stock)

         3a) Reduction in CV - merger revaluation eff 9/30/01         ($101,094)

         4) Cash advances converted to 3,125 shares, AMJ on 10/13/01   $ 50,000

         5) Dec., 2001 CTC stock exchanged for 37,335 shares AMJ       $191,450

         6) Less Carrying Value Allowance recorded through FY02       ($137,230)

         (Relating to the CV of the Private Investments)

         Total consideration given                                     $154,376"

Securities and Exchange Commission
May 19, 2005
Page 15

Note 7 - Commitments and Contingencies - Page F-21

40. Refer to previous comment 83. Please revise the filing to consistently disclose for each case the details of the amounts accrued and provide a discussion of the expected impact of this litigation on financial condition, results of operations and liquidity or indicate the reason that this assessment cannot be made. For each case that has been settled, please provide a detailed discussion of the terms of that settlement and how this was recorded in the financial statements and for cases that have been dismissed, please clearly state that fact. Refer SAB Topic 5Y.

         We have updated our disclosure as requested on page F-21.

Note 8 - Shareholders' Equity - Page F-27

Services Rendered - Page F-28

41. Refer to previous comment 85. For issuances of stock for services rendered, please revise the filing to clearly identify whether the issuances were based on the fair market value of the stock issued or the fair value of services provided. For example, in numerous instances you state "services valued at", "services provided valued at" or "common shares valued at" which may be confusing to investors; please revise to clarify your valuation technique.

         In response to the Staff's comment, we have revised the filing throughout, including Note 8, the Statement of Equity, and the MD&A sections regarding equity which reflect the following:

         The Company has historically used common shares to compensate vendors and consultants. The valuation of these shares is by one of three methods:

         a. Registered shares are issued and valued at the market value on the date of issuance. Registered shares are typically issued to individuals in partial payment of balances due and as such, the market value of the shares issued and the fair value of the services provided are typically identical.

         b. Unregistered shares are valued at the value of the services provided or assets received when the value of the services are readily ascertainable or at the Company's Common Share closing price as listed on the OTC bulletin board. For special circumstances (see below) a discount to the closing share price was used.

         c. Special circumstances requiring valuation discounts of unregistered shares have occurred in certain instances falling under one (or both) of the following categories:

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Securities and Exchange Commission
May 19, 2005
Page 16

         -There is not a liquid market for the Company's stock due to very low trading volumes,

         -The stock granted is well in excess of the average trading volume (for example, a large stock grant for litigation settlement).

         - The stock grants issued have restrictions stretching out in excess of one year.

42. Provide details of how the amounts recorded to expenses related to the issuances of stock, warrants and options for services in the statements of cash flows agree with the amounts discussed in Note 8.

         Please see the supplemental schedule quantifying and reconciling the amounts of issuances in the cash flows to Note 8.

43. In this regard, please tell us the basis for utilizing the common stock price of your registered common shares to value your transactions involving restricted, unregistered common stock. Please also tell us the specific details of the discounts assigned to the quoted market prices and the accounting basis for this discount in all instances. We would expect that any discounts assigned to traded or quoted prices would be rare and only in unusual circumstances. If there are any such discounts there should be clear disclosure that quantifies the amount of the discount and the basis for using a price other than your quoted market price.

         See answer to comment 41 above as background. The company has used discounts to stock grants or issuances in two cases. See answers to questions 44 and 45 below for explanation of these events.

Investments in Other Companies - Page F-30

44. Supplementally, please tell us why using a 50% discount to the closing price of the Company's common stock was a more reliable measure of fair value than utilizing the fair value of $37,335 shares of AMJ common stock.

         The appropriate fair value of the transaction was difficult to quantify for the following reasons:

         a. The transaction was an exchange of the Company's stock which was publicly traded and AMJ stock which was privately traded. Since the Company's stock was publicly traded, the Company stock was better used as an appropriate benchmark since there was not an accurate or applicable valuation for AMJ.

         b. When the transaction was initiated in November, 2001 and settled in December, 2001, the Company's stock was highly volatile and very thinly traded with an average daily volume of 4,100 shares and a trading range of $0.9 to $9.50 per share for the 28 days the stock traded in November and December, 2001. The unregistered, restricted CTC shares for the transaction were issued on December 4, 2001 when the closing price was $9.00/share.

Securities and Exchange Commission
May 19, 2005
Page 17

         Had the shares been issued for services rendered or for another expense related item, the Company would have recorded the transaction at the closing market price. However, this transaction was for an investment (asset) which is required to be recorded at fair value. As such, and due to the restrictive nature of the stock, the existing volatility and lack of efficient market, the limited trading history of the Company, and since there was no readily ascertainable FMV of AMJ, it was determined that a discount of 50% was applicable and estimated the fair value of the transaction. Please also note that this investment was exchanged, in it's entirety as described in comment 39 above and on page F-20, which resulted in a write-down of the investment for $137,230 as part of that transaction consummated on September 30, 2002.

Legal Settlements - Page F-30

45. We noted on page 24 that the April 2003 settlement of Jarblum v. TTC, et. al. resulted in the issuance of 50,000 Series K warrants and cash payments of $210,000. However, we see here that in February 2003 you issued 1,500,000 shares of restricted, unregistered common stock as part of the settlement. Supplementally and in detail, please tell us the settlement agreement that was reached with Jarblum, the basis for your discounting technique and your assumptions utilized to discount the shares. Please revise the filling to also disclose this information.

         The disclosure on page F-30 was incorrect on the red-lined submission of April, 2005 and has been corrected in the filing to read:
         Transmission Technology Corporation, et al. v. Tom Sawyer and Dr. Clem Hiel Et. al. V. W. Brandt Goldsworthy and Associates, Inc., et al. ("Goldsworthy")

         The Jarblum settlement consisted of 50,000 Series K warrants and cash payments of $210,000 that has been paid in its entirety as of September 30, 2004. The current disclosures, as corrected for the name error listed above, are correct for this settlement. The cash plus the fair value of the warrants were recorded as legal settlement expense.

         The "Goldsworthy" settlement resulted in the issuance of 1,500,000 shares of restricted common stock issued on February 11, 2003 when the closing market price was $0.25 per share. The value assigned to the settlement of $93,750 representing a 75% discount to the closing market price.

         The discount of 75% was used for the following reasons:

         a. For the month immediately prior to the settlement date, the weighted average closing price was $0.193 based on an average volume of approximately 161,000 shares traded, approximately 10.7% of the stock granted in the settlement. Over the same time frame, there was a relatively narrow trading range with a high of $0.23 and a low of $0.16 per share. $0.193 represents a 22.8% discount to the market value.

         b. The financial condition of the Company at the date of issuance was extremely perilous. The most recent balance sheet date of December 31, 2002 showed $97,899 in cash on hand, total assets of $453,360, and total current liabilities, primarily trade payables, of $1,641,053 and which represented a significant risk that the company may not continue as a going concern.

Securities and Exchange Commission
May 19, 2005
Page 18

         c. The shares issued were issued under Rule 144 as restricted from trading for between 12 and 24 months.

         As a result, and with the agreement of external auditors, the Company recorded the issuance of these shares at a value of $0.0625 per share or a 75% discount to the then market price per share. Our external auditors concurred with this valuation.

Stock Options - Page F-34

46. Refer to previous comment 88. We see you recorded $364,277 of compensation related to the cashless exercise provisions. Supplementally please tell us how you calculated the compensation charge. Please also revise the filing to include the assumptions and share prices utilized in your compensation expense calculation.

         Please note the addition of a restatement footnote (Note 2 in the revised filing)

         The compensation charge was calculated as follows:

         a. Each option settlement was valued as of the date the intent to exercise the option under cashless provision (settlement value date)

         b. The fair value of each settlement was determined at its intrinsic value using the number of shares issued in settlement multiplied by the market value at the settlement value date. The Company used guidance issued under FIN 44, paragraphs 60-70 and accounted for these transactions as a modification of option terms. They are at their intrinsic value as of the settlement date.

         c. Any previously recorded expense recorded prior to accounting for the transactions as options modifications was subtracted from the total intrinsic value calculated for all cashless exercises.

47. We see that you amended your disclosure to say, "the company does not intend to allow for future cashless exercise of stock options." However, we see in your Form 10-Q for the quarter ended December 31, 2004 you allowed additional cashless exercise of stock options. Please revise the filing to clarify this statement. Additionally, please tell us whether your stock option plan contains cashless exercise provisions.

         The company does not intend to allow for future cashless exercises of any employee or non-employee stock options, except possibly for the employee withholding tax portion of option exercises as specifically allowed under FIN 44 paragraph 68 and question 15 (c ). For the quarter ended December 31, 2004 and from January 1, 2005 to the date of this letter, the Company did not have any cashless exercises of stock

Securities and Exchange Commission
May 19, 2005
Page 19

         options. The company did have cashless exercises of stock warrants as listed on page 6 of the proposed amended 10Q for the quarter ended December 31, 2004 and that were issued with cashless provisions included in the warrant agreements and that were issued pursuant to legal settlement grantees. No additional expense was recorded on the cashless exercise of the warrants, the warrants were not issued to employees, and therefore no modification of terms existed for the cashless provision.

Warrants - Page F-38

48.      We see that you issued Red Guard a warrant to purchase approximately
         1.9 million shares of stock as an inducement to modify the conversion price and subsequently you modified the warrant in October 2001. Supplementally, please tell us the accounting basis for not recording any expense related to either the issuance of the original warrant or the modification. Cite the accounting guidance upon which you relied.

         The original warrants in question (the "Red Guard" warrants) were warrants to purchase shares of Transmission Technology Corporation
         (TTC) stock. TTC was the original, privately traded company that had the "Red Guard" warrants outstanding prior to the reverse merger with El Dorado Financial and prior to the merged company being renamed Composite Technology Corporation. The timeline of the original "Red Guard" TTC warrants was as follows: On July 12, 2001, prior to the reverse merger on November 3, 2001, the TTC "Red Guard" warrants were issued as an inducement to modify the conversion price of the TTC Series A Preferred. TTC did not record any compensation expense due to the lack of a public market for TTC stock at the date of issuance. Whether this accounting treatment is correct or incorrect is meaningless since any expense related to the initial issuance of the warrants would have been captured in the pre-merger private company and would have been, in effect, rendered inconsequential by the reverse merger recapitalization accounting. On October 18, 2001 one individual exercised 7,940 warrants for TTC common stock that was later swept into the reverse merger and converted to the Company's common stock. Subsequent to the November 3, 2001 merger and as a condition of the merger, the "Red Guard" warrants were converted to warrants to purchase common shares of Composite Technology Corporation at a converted exercise price as stipulated in the merger. This merger related conversion was not an induced conversion and accordingly no expense was recorded at the merger date.

49. Supplementally, please tell us the accounting basis for not recognizing the Series I warrants at the time of their issuance between March and September 2003. Additionally, you indicated that since the warrants are subject to litigation "no reduction of expenses was recorded." However, when the warrants were issued you recorded no expense. Please revise your disclosure to reconcile these statements.

         Please see the updated disclosures in the filing in Note 8 and the statement of equity which reflect the following:

         The Series I private placement is subject to litigation under the Acquvest case. The share issuances transpired as follows:

Securities and Exchange Commission
May 19, 2005
Page 20

         1,500,000 Common Shares and 1,500,000 warrants were issued for cash. 100,000 shares and 100,000 warrants were issued for offering costs. The value of the warrants were allocated to Paid in Capital series I warrants and no expense was recorded.

         4,400,000 common shares and 4,400,000 warrants were subscribed to and the Company recorded a subscription receivable for $1,100,000 and Paid in Capital for $1,100,000 as of September 30, 2003 of which the value of 4,400,000 warrants totaled 890,400. In October, 2004 (fiscal 2004), both the shares and the warrants were cancelled due to non-performance by the subscribers. The subscription receivable and the PIC were reversed. No expense was recorded for the warrants for either the issuance or the cancellation.

50. In November 2003, you offered the holders of Series E and H warrants the opportunity to exercise their warrants before December 10, 2003 and receive a Series R warrant to purchase one share of restricted, unregistered stock for each 5 shares purchased using the Series E and H warrants. Please tell us how you accounted for this modification which resulted in the exercising of the entire Series H warrant.

         Please see page F-38. The Series R warrants are disclosed and $106,120 was recorded as expense which represents the Black Scholes fair value of the warrants issued.

         Note that there were no modifications of terms to the language of the Series E or H warrants. All Series E and H warrants were exercised according to the terms of the respective agreements. Each warrant exercise was recorded with the appropriate debit to cash and credit to Common Stock and CS Paid in Capital. Compensation expense was recorded for each Series R warrant issued as disclosed on page F-38

Form 10-Q for the Quarterly Period Ended December 31, 2004

Financial Statements

Note 6 - Shareholders' Equity - Page 11

Warrants - Page 12

51. Refer to previous comment 96. Please revise the filing to include the assumptions inherent in the valuation model you utilized for the issuance of the warrants.

         We have revised our disclosure to include the assumptions inherent in our valuation model for the issuance of warrants on page of the 10-Q.

Legal Proceedings - Page 32

52.      We reissue comment 40 with respect to the action brought by Mr.
         O'Keefe.

         We have added the following disclosure concerning the action brought by Mr. O'Keefe: "Plaintiff seeks compensatory damages, including the transfer 5,500,000 shares of common stock, $22,880,000 in monetary damages, attorneys' fees, interest and costs."

Securities and Exchange Commission
May 19, 2005
Page 21

Post-Effective Amendment to Registration Statement on Form S-3 (333-112798)

53. With respect to your pending post-effective amendment to the registration statement on Form S-3, please comply with the previously issued comments and the foregoing comments as applicable. We anticipate at this time that no further review of the above registration statement will be made other than a review of your responses to the previously issued comment and the foregoing comments.

         Noted. We will comply with the previously issued comments and the foregoing comments, as applicable, with respect to the pending post-effective amendment.

         We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                                                     Very truly yours,
                                                     RICHARDSON & PATEL, LLP.

                                                     /s/  Kevin K. Leung
                                                     Kevin K. Leung, Esq.

cc:      Mr. Benton H. Wilcoxon,
         Composite Technology Corporation
         2026 McGaw Avenue
         Irvine, CA 92614

         Dorothy B. Vinski, Esq., Richardson & Patel
         10900 Wilshire Boulevard, Suite 500
         Los Angeles, CA 90024